December 20, 2024

Robert Arigo
Chief Executive Officer
LuxUrban Hotels Inc.
2125 Biscayne Blvd, Suite 253
Miami, FL 33137

       Re: LuxUrban Hotels Inc.
           Registration Statement on Form S-1
           Filed December 2, 2024
           File No. 333-283560
Dear Robert Arigo:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed December 2, 2024
Selling Stockholders, page 15

1. Please disclose in this section how each of the selling stockholders acquired the shares being offered for resale, as it appears that not all the private placements are described.
       For each entity, identify in the footnotes to the table the natural persons who have voting or dispositive power over the shares being offered. Clarify whether any of the selling stockholders have had within the past three years any position, office or other material relationship with the registrant or any of its predecessors or affiliates.
       See Item 507 of Regulation S-K.
Incorporation of Information by Reference, page 20

2. Please revise your incorporation by reference disclosure to include your Forms 10-Q for the quarters ended March 31, June 30, and September 30, 2024. December 20, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-
551-3713 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Brian Ross